EXHIBIT 99.13

Management Discussion & AnalysisFor
The Quarter Ended January 31, 2003

This interim management discussion and analysis should be read in conjunction with the interim financial statements of the Company for the six months ended January 31, 2003 and 2002, and the audited consolidated financial statements of the Company for the year ended July 31, 2002 including all accompanying notes to the financial statements.

Description of the Business
Gammon Lake Resources Inc. is a mineral resource company engaged in the acquisition and development of mineral properties in Mexico. The Company’s resources are currently focused on the development of its Ocampo Gold and Silver Project in Chihuahua State, Mexico. The property is divided into two sections; a development project with Australian partner, Bolnisi Gold NL (Bolnisi), who are in the final stages of completing a feasibility study; and the 100% owned Northeast portion of the Ocampo district. Under an earn-in agreement with the Company, Bolnisi is responsible for all expenditures associated with putting the open pit mine into production; therefore, the Company has been concentrating its financial resources on the Northeast Ocampo district. The Company anticipates it will reach the production stage on both sections of the Ocampo project in the next twelve months.

Overview
The following discussion and analysis provides a summary of selected unaudited consolidated interim financial information for the three months ended January 31, 2003 and 2002, and includes financial information relating to the Company, as well as its direct and indirect wholly-owned subsidiaries. The Company has ongoing advanced stage exploration and development at its Ocampo project. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital, as well as a monthly payment in the amount of $30,000 for a definite term pursuant to the joint venture agreement with Bolnisi Gold NL. Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company is found in its annual information form dated November 8, 2002.

Results of Operations (Year-to-date comparisons)

Operations
During the period, the company posted a net income of $692,364 compared to the previous year’s net loss of $761,086 with an earnings per share of $0.021 compared to a loss per share in the prior year of ($0.031).

Interest revenue increased by $45,074 due to the interest earned on the investment of the proceeds of a common stock issue of $6.5 million completed in May 2002. The Company received six months of management fees in the current year pursuant to a joint venture agreement with Bolnisi Gold NL. The agreement was not signed until March of last year therefore no fees were received in the prior year.

The Company has recorded an unrealized foreign exchange gain of $1,872,009 in the first six months of this fiscal year due to the favorable fluctuation of the Canadian dollar against the Mexican peso and the US dollar. The Company has a long-term debt instrument denominated US dollars. In addition, the assets and liabilities of an integrated wholly owned subsidiary are denominated in Mexican Pesos. The Company will continue to experience these fluctuations due to the exposure created by its international corporate structure and long term debt. To minimize the exposure to foreign currency fluctuations, the company holds all surplus funds in Canadian dollars.

General and Administrative and Professional fees have increased in 2003 due to an increased marketing and communications program. As the company draws closer to production, it has embarked on this program to highlight the exceptional results it has received from its drilling programs both in the Bolnisi-Gammon development project and the 100% owned Northeast portion of the Ocampo district. This effort will continue to increase over the next year as part of a focus to increase shareholder value through market exposure and continued project success.

Exploration and Development

Bolnisi-Gammon development project
The Bolnisi-Gammon development project is nearing the completion of its final feasibility study leading to a production decision. As all drilling and capital costs to put the mine into production are covered by Bolnisi during this earn-in period, no expenditures on this part of the property have been capitalized to the mineral properties. Bolnisi has also reported that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits within the Earn-In Area at the Ocampo project area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Ocampo area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching. The results have exceeded the Company’s expectations and should very favorably impact final feasibility.

Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in March 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $C 100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open pit project in production at the above level by February 2004 or it will not earn its interest.

100% Owned Northeast Ocampo
The Company continues to focus its financial resources on the 100% owned Northeast Ocampo district with expenditures during the quarter of $1.2 million. Drilling continues on a 25,000 meter program with 4 drill rigs running seven days a week, 24 hours per day. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined where high-grade ore has been discovered.

The Company will embark on an underground development and exploration phase while continuing its intensive drilling from surface. The underground program will include the construction of approximately 2.5 kms of ramps and tunnels, which will allow the Company to access high-grade zones for underground drilling directly in these zones. This will better define the high-grade zones and extend the depth capacity that Gammon is able to reach by completing down dip drilling from underground drill stations. The underground development will be positioned several hundred meters below previously drill indicated high-grade gold/silver resources. This program will allow more focused targeting of ore zones and put the Company in a position to extract ore from the underground development. For the above reasons, the Company has made the decision that it makes more sense to embark on the underground exploration/development than to solely focus on delineating the ore zones from surface drilling. It is anticipated that the cost of this program will be $2,000,000 CAD over a period of seven months.

Financial Condition, Liquidity and Capital Resources

The company’s working capital position at January 31, 2003 was $4,890,322 compared to July 31, 2003 at $6,229,517 for a difference of $1,339,195. The company currently has an adequate liquidity base with which to support its general operations and exploration and development activities on the Northeast portion of the Ocampo district as it moves into the next phase of production and extraction over the next year. The Company has long term debt denominated in US dollars and some of the Company’s receivables and payables are denominated in Mexican Pesos.

The Company received $1,813,516 ($1,031,613 – 2002) from the issuance of shares due to the exercise of options and warrants during the period at an average price of $1.01 per share. During the six-month period, the Company invested $1,164,773 more in its mineral properties than in the previous year as a result of a comprehensive drilling program undertaken in the current fiscal year. The Company also acquired shares in a private company; Mexgold Resources Inc. Further details on this acquisition can be found in note 3 of the financial statements. An additional $395,374 was needed to support ongoing operational needs during the period and was reduced from the previous year’s operational cash requirements of $821,510 during the same period.

The Company currently has 8,713,200 in-the-money options and warrants for a total value of $9,281,205 of which a total of 3,632,200 in-the-money options and warrants with a value of $4,628,055 have expiry dates in 2003 with the remaining expiring in the years 2005, 2006 and 2007. The Company has also secured advance approval at its annual meeting for the issuance of one or more private placements up to 36,453,766 common shares. The Company expects, within the next year, a significant change in the source of its liquidity as it moves from investor financing to operational cash flows.

The Company may require additional funds for working capital, unanticipated business opportunities or expenditures. The Company may also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above

Outlook

The Company continues to be optimistic about both the Gammon-Bolnisi development and the 100% owned Northeast sector Ocampo property in Mexico. The Bolnisi feasibility study will be released in the next month and will form the basis of the next steps the Company will need to take in the development of the property.

With the building of ramps and tunnels on the Northeast Ocampo property, the Company will be in a position to start extraction of the ore after infill drilling has been completed from underground drill stations. In addition, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. Based on underground mining and processing costs of US $33 per tonne, seventy-one percent (71%) of the drill intercepts to date have been above cut-off grade and averaged 7.5 grams per tonne gold and 320 grams per tonne silver

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration programs on its mineral properties and its ability to obtain equity financing.

Forward-looking statements
Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.